Exhibit 99.2

Chuck del Prado Appointed New Chief Executive Officer

of ASM International N.V. effective March 1, 2008

BILTHOVEN, the Netherlands, May 22, 2007 — The Boards of ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announced today that Chuck del Prado has been appointed Chief Executive Officer of ASM International, effective March 1, 2008. Chuck del Prado, President and General Manager of ASM America and a member of the Management Board, has been with ASM International since 2001.

He will succeed Arthur del Prado, who has served as ASM International’s Chief Executive Officer since he founded the Company in the Netherlands in 1968. Following his retirement, Arthur del Prado will continue to serve as senior advisor to ASMI on strategy and industry issues.

Commenting on the appointment, Paul van den Hoek, Chairman of the ASMI Supervisory Board, said, “The Board is pleased to have such a strong candidate as Chuck del Prado to lead the Company in the next stage of its developments. Chuck has 20 years’ experience working in the electronics industry, an excellent career track record, and has also done an outstanding job leading our activities in the key US market. We believe he brings energy and judgement to the role and is well-equipped to take over the leadership of the Company.

“On behalf of all of our shareholders, the Board wishes to thank Arthur del Prado for his exemplary leadership over these many years, and his steadfast commitment that has established ASMI, not only as a leading global supplier, but one that is unique in the industry, serving both the semiconductor wafer processing and assembly and packaging equipment sectors. We would also like to acknowledge his many significant contributions to the semiconductor equipment industry as a whole, and to the European marketplace in particular, over the past four decades. We are especially grateful that Arthur will continue to lend his counsel and incomparable industry knowledge to the Company.”

Chuck del Prado commented, “I am honoured by the Boards’ appointment and grateful for this opportunity to serve ASMI as Chief Executive Officer. ASMI is extremely well-placed for strong growth in the years ahead, and I very much look forward, on behalf of all of our employees, to ensuring that we capture success for the Company and all of its stakeholders.”

An engineer and technology manager, Chuck del Prado (46) has two decades of experience in the computer and semiconductor industries. Prior to joining ASM International as Director of Marketing, Sales and Service of ASM Europe in 2001, he served five years as a manager in sales and manufacturing with ASM Lithography, in Taiwan and the Netherlands. He began his career at IBM Nederland N.V. where he held a variety of sales and global account management positions for more than 7 years. Chuck del Prado received a Master-of-Science degree from the University of Twente in the Netherlands, with a concentration in industrial engineering, computer science and technology management.

As President and General Manager of ASM America since 2003, Chuck del Prado has directed the sales, marketing and service of all of ASMI’s Front-end product lines to US customers and has led on a global basis the product management, research & development, manufacturing and service of the epitaxy product line and the transistor/capacitor product line, which is based on atomic layer deposition technology including high-k applications.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The

Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven

+ 31 30 229 8540

Naud.van.der.ven@asm.com

Mary Jo Dieckhaus

+1 212 986 2900

Maryjo.dieckhaus@asm.com

Erik Kamerbeek

+ 31 30 229 8500

Erik.kamerbeek@asm.com